OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Novel Denim Holdings Limited

(Name of Issuer)

Ordinary Shares, $1.00 par value

(Title of Class of Securities)

G6674P109

(CUSIP Number)

Mario Ponce
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6674P109

1.	Name of Reporting Person: Novel Apparel (BVI) Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,550

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.0%

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP No. G6674P109

1.	Name of Reporting Person: Westleigh Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,550

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.0%

14.	Type of Reporting Person (See Instructions): CO

3

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURE
EX-99.C: JOINT FILING AGREEMENT

Item 4. Purpose of Transaction

Item 4 of Schedule 13D, filed on December 9, 1999, is hereby amended by adding thereto the information below.

     (a)-(b) On February 28, 2005, the members of the Company approved the Agreement and the Agreement and Plan of Merger, dated as of December 13, 2004, by and among Novel Denim, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Novel Holdings (BVI) Limited (the “Agreement and Plan of Merger”). In accordance with the Agreement and Plan of Merger, the merger of NDH Acquisition Limited with and into Novel Denim became effective on February 28, 2005. As a result of the merger, Novel Denim is now wholly owned by Novel Apparel (BVI) Limited and Kee Chung Chao, Director, Chief Executive Officer and President of Novel Denim and each ordinary share of Novel Denim, par value $1.00 per share, held immediately prior to the merger by members other than Novel Apparel (BVI) Limited and Kee Chung Chao now represents the right to receive U.S.$1.20 in cash, without interest. Novel Apparel (BVI) Limited and Kee Chung Chao will receive ordinary shares in the surviving company in exchange for their ordinary shares in Novel Denim held immediately prior to the merger. Novel Apparel (BVI) Limited now owns 4,550 ordinary shares (90%) in the surviving company.

     (c) N/A

     (d) Following the effective time of the merger, the directors and officers of the Company shall be the directors and officers of the surviving company.

     (e)-(g) N/A

     (h)-(i) Novel Denim, having less than 300 members of record after completion of the merger, filed a Form 15 with the Securities and Exchange Commission on February 28, 2005 to deregister its ordinary shares and to cease filings as a reporting company under the 1934 Act, effective February 28, 2005. Novel Denim expects the deregistration to be effective within 90 days after the filing of the Form 15. The obligations of Novel Denim and its members to file with the Securities and Exchange Commission certain reports and forms, including Schedule 13D, Form 20F and Form 6-K, are suspended immediately as of the filing date of the Form 15 and will cease as of the effective date of the Form 15. The ordinary shares of the Company were delisted from the NASDAQ SmallCap Market on February 28, 2005.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D, filed on December 9, 1999, is hereby amended by adding thereto the information below.

     (a)-(b) See Item 4 (a)-(b) above.

     (c)-(e) N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2005

Novel Apparel (BVI) Limited

	By:	/s/ Silas Kei-Fong Chou
Name: Silas Kei-Fong Chou
Title: Director

Westleigh Limited

	By:	/s/ Silas Kei-Fong Chou
Name: Silas Kei-Fong Chou
Title: Director